March 25, 2004


Weldon Capital Funds, Inc.
4747 W. 135th Street, Suite 100
Leawood, KS  66224

Gentleman/Ladies:

     I am writing in connection with the 5,000 shares of beneficial interest of Weldon Equity & Income Fund, a series of Weldon Capital Funds, Inc., that I have purchased from you at a price of $10.00 per share. This is to advise you that the shares I have purchased were purchased for investment only with no present intention of selling such shares, and I do not now have any intention of selling such shares.

                                             Very truly yours,

                                             /s/ Max Greer, Jr.
                                             ------------------
                                            Max Greer, Jr.